

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 14, 2006

Mr. S. E. Parks
Chief Financial Officer
Questar Corporation
180 East 100 South
Salt Lake City, Utah 84145-0433

   Re: **Questar Corporation**
     Form 10-K for Fiscal Year Ended December 31, 2005
     Filed March 2, 2006
     Form 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30,
     2006
     Filed May 8, 2006 and August 10, 2006
     File No. 1-8796

Dear Mr. S. E. Parks:

   We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1.	Please list the address of your principal executive office on the cover page of your Form 10-K and paginate your document.

Management Discussion and Analysis

Market Resources Consolidated Results

2.	We note your disclosure of "controllable production costs" presented on a Mcfe basis which appears to differ from costs presented on a GAAP basis. Please expand your disclosure to label these measures as non-GAAP measures, if true; describe how these measures are calculated; reconcile these measures to the most comparable financial measures presented on a GAAP basis; and expand your disclosure to describe what you mean by controllable costs. Refer to Item 10(e) of Regulation S-K Refer to Item 10(e) of Regulation S-K.

Item 7A Quantitative and Qualitative Disclosure About Market Risk

3.	We note your disclosure indicating that a substantial increase in the price of natural gas, oil or NGLs could require you to deposit a large amount of collateral with counterparties. In view of the increase in gas and oil prices during 2005, please expand your disclosure to quantify the collateral requirement at December 31, 2005, if any. To the extent necessary please provide like disclosures in your commitments and contingences note to your financial statements. Additionally, tell us whether cash collateralizes any trading activities and how you have presented the restricted nature of collateralized cash in your financial statement.

4.	Please expand your qualitative disclosures about market risks to provide definitions of each of the derivative instruments used to provide the reader with a basic understanding of these often complex arrangements. We would expect this disclosure to explain how the instrument works, how cash flow or value is exchanged and how you use it to manage the market risks of your operations.

Financial Statements

Statement of Cash Flow

5.	Please remove the subtotal preceding changes in operating assets and liabilities as this metric is not contemplated by SFAS 95.

Note 1 Summary of Significant Accounting Policies

Principles of Consolidation

6.   Please disclose your accounting policy to determine whether or not an entity is consolidated.

Investments in Unconsolidated Affiliate

7.   We note your disclosure indicating that you use the equity method to account for investments in affiliates where you do not have control. Please expand your disclosure to indicate how you consider your ability to significantly influence an unconsolidated affiliate when determining to apply equity method accounting. Additionally, please explain why you have significant influence and believe it is appropriate to use the equity method to account for equity investment in a less than 20% owned entity.

8.   Additionally, please expand your disclosure to indicate how and when you evaluate your investment in unconsolidated affiliates for impairment. Please clarify what you mean by your disclosure that your investment equals the underlying equity in net assets.

Revenue Recognition

9.   Please clarify the nature of energy trading pertaining to gas and oil marketing revenues to clarify why these revenue are reported gross in order to enhance investor understanding of your operations.

Property Plant and Equipment

10.   We note your disclosure of depreciation on a per Mcfe basis. Please expand your disclosure to describe how these rates are calculated.

11.   We note that you have not disclosed your accounting policies for buy/sell arrangements. To the extent you enter into these arrangements please submit the disclosure revisions that you believe would be responsive to our February 11, 2005 Industry Letter, posted on our website at:

        www.sec.gov/divisions/corpfin/guidance/oilgas021105.htm.

        Also refer to EITF 04-13.

12.   Please expand your accounting policy to address how you account for capitalized exploratory well costs exceeding one year and to the extent necessary, provide the disclosures required by FSP 19-1.

Note 7 – Other Regulatory Assets and Liabilities

13.   We note your disclosure suggesting certain regulatory assets do not earn a current return. Please disclose the nature and amount of each asset group and the remaining recovery period. For regulatory assets that are not currently being recovered, explain to us why you believe they are probable of recovery in the future. Refer to paragraph 20 of SFAS 71

Note 9 Earnings Per Share and Common Stock

Employee Investment Plan (EIP)

14.   Please expand your disclosure to clarify whether employees purchase shares at fair market value under the employee investment plan and when that value is measured.

Note 12 Commitments and Contingencies

15.   Please modify your disclosure to use the terms defined in SFAS 5 to explain how you apply you accounting policy for loss contingencies.

Note 17 Supplemental Gas and Oil Information

16.   Please revise your presentation of costs incurred to classify asset retirement obligations as a component of the line items required to be disclosed by SFAS 69.

17.   We note your tabular presentation of the change in the standardized measure of discounted future net cash flows appears to present components different from those provided in Appendix A, Illustration 5, of SFAS 69.   Please revise your presentation to conform with the terms and components provided in Appendix A, Illustration 5, of SFAS 69.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief